

August 14, 2023

VIA E-mail

Matthew J. Carter
Dechert LLP
1900 K Street, NW
Washington DC 20006-1110
matthew.carter@dechert.com

> Re: North Haven Private Income Fund A LLC
> Registration Statement on Form 10
> File No. 000-56571

Dear Mr. Carter:

On July 13, 2023, you filed a registration statement on Form 10 on behalf of the North Haven Private Income Fund A LLC (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering units of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

REGISTRATION STATEMENT

1. Please update the applicable disclosure throughout the registration statement. For example, information in several locations is provided as of March 31, 2023 (*e.g.*, disclosure on page 11 under "Attractive Attributes of Middle Market Direct Lending" states, "[a]s of March 31, 2023, 3-month SOFR, . . has increased to 5%." Please update as of a more current date, if possible).

2. Please confirm that all formation transactions that would not be permissible for a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act") were consummated prior to the effectiveness of your election to be regulated as a BDC.

3. The Company's name is "North Haven Private Income Fund A LLC." "Private" suggests a type of investment and, therefore, implicates Rule 35d-1 under the 1940 Act. Accordingly, please add an 80% policy to invest in private companies and state that the Company will provide unitholders with at least 60 days' notice if the Company changes such 80% policy (or state that the 80% policy is fundamental).

Page 1 – Explanatory Note

4. Please define terms at their place of first origin (*e.g.*, the term "Units" appears in this section, but is not defined). Relatedly, the staff notes in the "Item 1. Business" section, the tenth paragraph states, "[w]e initially are offering one class of our common units, designated as Class I Units (the 'Class I Units' or the 'Units')." Please add this disclosure to the "Explanatory Note" section.

5. In the fifth paragraph, in the fifth bullet, explain that a return of capital is a return of a portion of a unitholder's original investment in the Company. Also, when return of capital is first used in the registration statement, explain the: (i) amount of capital the Company has for investment may be reduced when distributions are funded from amounts of offering proceeds, borrowings, or a return of capital; and (ii) impact of fees and expenses, including the future repayment of waived fees and reimbursed expenses, on distributions.

Pages 2-3-Forward-Looking Statements

6. The last paragraph discloses, "[y]ou should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Moreover, we assume no duty and do not undertake to update the forward-looking statements." Also, disclose that the forward-looking statements contained in the registration statement are excluded from the safe-harbor protection provided by Section 27A of the Securities Act of 1933 ("Securities Act") and that forward-looking statements contained in the Company's periodic reports are also excluded from the safe-harbor protection provided by Section 21E of the Exchange Act.

Page 4 - Item 1. Business

7. Please disclose the "alternative reference rates" mentioned in the fourth paragraph in the first sentence.

Page 7 - The Administrator

8. Disclosure indicates the Administrator is reimbursed for certain expenses it incurs on behalf of the Company and the "Administrator reserves the right to waive all or part of any reimbursements due from the Company at its sole discretion." Please expand the disclosure to explain in an appropriate location the details of this reimbursement arrangement. Also, prominently disclose (*e.g.*, in bold) the impact of any such reimbursement on common unitholders (*i.e.*, common unitholders, ultimately, will bear those costs). Confirm that the terms of this reimbursement arrangement between the Company and the Administrator are included in the copy of Administrative Agreement filed as Exhibit 10.2 in Item 15.

Page 7 - Expense Support and Conditional Reimbursement Agreement

9. Disclosure states the Company has entered into an "Expense Support and Conditional Reimbursement Agreement (the 'Expense Support Agreement') with the Adviser" and includes a cross reference to "a discussion of the Expense Support Agreement" in Item 2. Please prominently disclose (*e.g.*, in bold) the impact of any reimbursement under the Expense Support Agreement on common unitholders and provide an example (*i.e.*, common unitholders, ultimately, will bear those costs).

10. We note the disclosure describing the Expense Support Agreement in Item 2 is materially deficient at it fails to describe all the Agreement's terms as specified in the Investment Advisory Agreement filed as Exhibit 10.2 in Item 15 (*e.g.*, what the adviser may waive or defer). Please disclose in the registration statement all material terms of the Expense Support Agreement.

Pages 7-9 - Investment Strategy

11. Please confirm whether the Company may invest in covenant-lite loans for purposes of its principal strategies. If so, please revise the principal strategy and risk disclosures accordingly.

12. The disclosure is unclear concerning the Company's use of derivatives. If the Company will use derivatives for its principal strategy, please revise the principal strategy and risk sections accordingly.

13. In the third paragraph, disclosure states the Company may invest in foreign companies. If the Company also may invest principally in emerging market companies, please add corresponding strategy and risk disclosures.

14. Third paragraph, last sentence: please add context to the disclosure stating, "we typically avoid direct exposure to investments in certain sectors such as retail, restaurants, energy, alcohol, tobacco, and pornography." Disclosure on page 12 indicates the Adviser's "Investment Team" makes certain ESG considerations "as part of its due diligence process." Also, disclosure on page 13 indicates the "Investment Committee" conducts an "ESG review" based on information generated by the Investment Team. Clarify in the disclosure the nexus, if any, between this disclosure on page 8 and the respective ESG policies described on pages 12-13. For example, if the disclosure on page 8 constitutes examples of

ESG criteria that the "Investment Team" uses as part of its ESG considerations, state as much in plain English.

(a) Please disclose the Company's definition of ESG.

(b) Page 8 discloses the Company "typically avoid[s]" certain sectors and lists various examples (*e.g.*, alcohol and tobacco). However, page 12 states the "identification of a material ESG risk will not necessarily be determinative in our Adviser's decision to lend to a potential borrower." Please make clear, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered, including companies in the sectors noted on page 8.

Page 15 - Allocation of Investment Opportunities and . . . Co-Investment Opportunities

15. Has the Company, the Investment Adviser, or any of the Company's affiliates granted, or does the Company, the Investment Adviser, or any of the Company's affiliates intend to grant, preferential rights or terms with respect to the Company, its units, its investments, and/or its activities to certain investors that are not available to other investors, via side letter or otherwise? Based on your response, we may have additional comments.

Page 17-Private Offering of Units

16. Please define the term "capital contribution" and summarize the terms and conditions applicable for such contributions pursuant to the Company's "Subscription Agreement." If accurate, please confirm to the staff that an investor may purchase the Company's common units only through a capital contribution. If capital commitments also may be used, please add attendant strategy and risk disclosures.

17. Under "Purchase Price and Fees" on page 17, in the first paragraph, text states the purchase price for our Units in the initial closing of the Private Offering will be $20.00 per Unit." Please explain how the Company's capital contribution policy applies to this initial price of "$20.00 dollars per Unit" and to any sales of units after the initial closing. Is there an initial payment component to purchasing a unit and an obligation to make a future capital contribution (*e.g.*, pursuant to drawdown notifications)? Disclose the Company's related drawdown policies, if any, for capital contributions.

18. Please disclose the respective minimum capital contribution amount the Company imposes on an investor. The "Subscription Agreement" (Exhibit 10.7) states "[s]ubscribers will be required to make a minimum capital contribution of $10,000; provided, that the Company reserves the right to accept capital contributions in lower amounts or decline to accept particular capital contributions, in whole or in part, in its sole discretion." Please add this disclosure to the registration statement. Relatedly, as the Subscription Agreement indicates the $10,000 amount is "required," please revise text on page 29 in "Value Determinations in Connection with the Continuing Offering," first paragraph, stating the initial $10,000 minimum is "permitted," to state that it is required.

19. In "Item 1A. Risk Factors" please add a capital contributions risk paragraph and confirm disclosure therein prominently describes, using bold or italicized font: (1) the adverse consequences of investors who default on their obligations to make a capital contributions; and (2) if applicable, the risks of drawdowns (*e.g.*, an investor will be required to make capital contributions to purchase units of common units each time the Company delivers a drawdown notice, including potential, if applicable, catch-up purchases).

Page 17 - Purchase Price and Fees

20. First paragraph, third sentence: please clarify the text stating, "[i]n connection with the monthly closings, we expect that our Board of Directors will delegate to the Adviser the authority to conduct such closings." Is this this text meant to indicate that the Adviser will perform fair valuing functions for the Company pursuant to Rule 2(a)(5) under the Investment Company Act?

Page 18 – Minimum Offering Requirement

21. We note that under this heading of "Minimum Offering Requirement," no minimum offering requirement is disclosed. We note the first paragraph, second sentence, includes a figure of $25 million. We also note the "Warehouse Transaction" section on page 20 states, the Company's "obligation to purchase such investments is conditional upon satisfying certain conditions, namely (1) the earlier of (a) July 17, 2023, so long as the Company has received aggregate subscriptions of $25 million or greater, or (b) the receipt of aggregate subscriptions of $75 million or greater, and (2) the Board of Directors' approval of the Company's acceptance of such capital subscriptions." Please clarify any minimum offering requirement of the Company and the status of meeting that requirement. *See* Instruction 5 to Item 1.g. of Form N-2.

22. Disclosure on page 47 under the heading "[w]e are a new company with no operating history" states the Company "commenced operations shortly after [its] election to be regulated as a BDC," while disclosure under this "Minimum Offering Requirement" section, in the first paragraph in the first sentence, seems to indicate the Company has not commenced operations. Please clarify.

23. Please disclose the Company's procedures for holding any purchase order/subscription payments it receives/will receive? from investors. We note the registration statement includes no disclosure regarding any respective escrow period/escrow account and that the "Subscription Agreement" filed as Exhibit 10.7 to Item 15 is silent re any such escrow account. Please add attendant disclosure concerning any arrangements for escrowing proceeds and ensure the disclosure explains the conditions for release of the investors' funds held in escrow and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors. *See* Instruction 5 to Item 1.g. of Form N-2.

   (a) Disclose when the Company will break escrow (upon the termination of the initial offering period, or any monthly closing thereafter?). Also, identify the escrow agent and file any contract or agreement with such agent as an exhibit to the registration statement).

    (b) Disclose what will occur with respect to any fees or expenses if the Company returns funds from the escrow account to investors. Clarify, if accurate, that no fees will be earned and no expenses will be incurred by unitholders prior to meeting the minimum offering requirement, including that any offering expenses incurred by the Adviser are not subject to reimbursement unless the minimum offering requirement is met.

24. The first paragraph, second sentence states the Company's "Board of Directors may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the initial closing of the Private Offering." Please define "substantial amount of time."

25. Please disclose the "minimum investor requirement" referred to in the first sentence in the first paragraph.

26. Please consider providing brief disclosure regarding the minimum investor requirement, minimum offering requirement, and the escrow arrangement on the cover page.

Pages 18-20 – Unit Repurchase Program

27. In the sixth paragraph, last sentence, please revise "will not pay a fee" to "will pay neither a direct nor indirect fee to us . . .."

28. Seventh paragraph, last sentence: while the Company indicates it, "intend[s] to conduct . . . repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act," we note the current disclosure does not reflect this. Accordingly, please revise the disclosure to explain in concise and specific detail the Company's process for conducting repurchase offers in compliance with Rule 13e-4. Also, revise the last sentence in the seventh paragraph to state, "[w]e will conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act." In revising the disclosure, please disclose that:

    (a) The Company, in conducting a repurchase offer in accordance with the requirements of Rule 13e-4 under the Exchange Act, will publish the terms of any such tender offer in a tender offer statement that will be sent to all common unitholders and filed with the SEC on Schedule TO as soon as practicable on the commencement date of any such offer. *Id*.

    (b) A repurchase offer will remain open for at least 20 full business days following the offer's commencement and that all common unitholders be given at least 20 full business days to elect to participate in such repurchase offer. *Id*.

29. The eight paragraph, second sentence states:

> However, we expect our repurchase offers will generally repurchase Units at a price per Unit equal to the net asset value per Unit on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so an investor will not know the exact price of units in the tender offer when it makes its decision whether to tender its units.

Please delete this disclosure as this policy is not consistent with the requirements of Rule 13e-4 under the Exchange Act, which require that the amount of cash to be offered be stated at commencement of the offer. *Id.*

30. The ninth paragraph indicates, "[r]epurchases of units from unitholders by the Company will be paid in cash within 65 days after the expiration of the applicable tender offer, after the determination of the relevant net asset value per unit is finalized." Please be aware the staff objects to this disclosure. Please note, Rules 14e-1(c) and 13e-4(f)(5) under the Exchange Act require prompt payment for tendered shares. The SEC has stated that prompt payment is generally the standard settlement cycle. *See* Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069, (July 24, 2000). Further, the staff has not objected to payment 5 business days after expiration for partial offers because of the additional time required to perform proration. *See* Repurchase Offers by Closed-End Management Investment Companies, Investment Company Act Release No. 19399 (Apr. 7, 1993).

Page 20 – Warehouse Transaction

31. Please clarify, as applicable, each method the Company will use to fund its purchases of the "initial portfolio" (*e.g.*, cash from the initial closing and borrowings, including those under a credit facility).

32. Please clarify the meaning of the term "concurrently" that appears in the first sentence. Confirm that the Company acquired the investments from the Warehouse entity before the Company elected BDC status.

33. As July 17, 2023 has passed, please update the disclosure accordingly.

Pages 20-22 – Summary of Risks Factors

34. Please consider relocating this "Summary of Risk Factors" to follow "Forward Looking Statements." We believe making this disclosure more prominent would be helpful to unitholders.

35. In the disclosure, if accurate, explain that all of the leverage expenses of the Fund are borne solely by the Fund's common unitholders. Make harmonizing disclosures throughout the registration statement.

Pages 20-21 - -Risks Relating to Our Business and Structure

36. While the nineteenth bullet states the term "Valuation Designee" is "defined below," we note no such definition." Please rectify the text accordingly.

Pages 21-22 - Risks Relating to our Units

37. The penultimate bullet refers to preferred units the Company may issue in the future. Please confirm that the Company does not intend to issue debt securities or preferred units within one year from the effective date of the registration statement or revise the registration statement, accordingly, including the fee table.

Pages 22-26 - Investment Advisory Agreement

38. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Page 23 - Incentive Fee

39. In the third paragraph, please add a cross reference to the related risk factors section on page 53 titled, "[o]ur management fee and incentive fee structure may create incentives for the Adviser that are not fully aligned with the interests of our unitholders and may induce the Adviser to make speculative investments."

Page 23 - Quarterly Income Component of Income and Capital Gains Incentive Fee Calculation Based on Net Income

40. This section includes the first reference to original issue discount ("OID"). Please define OID and add strategy and risk disclosures in appropriate locations in the text (*e.g.*, in the principal strategy and risk sections if applicable).

Page 26 - Administrative Agreement

41. We note the Company will compensate others (*e.g.*, the Administrator, including sub-administration costs). To the extent common unitholders directly and/or indirectly bear any related fees and expenses generated from the Company's compensation of entities, confirm the disclosure states as much in plain English or revise the disclosure accordingly. Also, confirm to the staff that such expenses appear in the Fee Table or explain to us why not. Relatedly, if the Company has an allocation methodology for allocating any such costs and/or expenses among common unitholders, please disclose that methodology in plain English. Based on your responses, we may have additional comments.

42. Please disclose the terms of the sub-administrative agreement between State Street Bank and Trust Company ("State Street") and the Company's administrator, including the specific services

that State Street will provide to the Company and the compensation State Street will receive from the Company (we note that disclosure in the last sentence of the second paragraph indicates the Company "will ultimately bear the costs of any sub-Administrator agreement that [the Company's] Administrator enters into"). Also, explain to the staff the Board's consideration of this sub-administration agreement arrangement. As the Company will be paying State Street, explain supplementally why the Company will not enter into this agreement directly with State Street. Explain why the agreement will be between State Street and the Administrator.

Pages 32-33 - Senior Securities

43. The penultimate sentence states, "[w]e are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or *emergency* purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of our total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary or *emergency* purposes." (Emphasis added.) Please delete the references to "emergency" purposes. *See* Section 18(g) of the 1940 Act.

Pages 47-79 - Item 1A. Risk Factors
Pages 79-87 - General Risk Factors

44. Please note Item 105 of Regulation S-K requires that risk factors be concise. Accordingly please review these sections with an eye towards streamlining the disclosure to improve clarity and to delete duplicative disclosures. Also, please use bold or bullet points to improve clarity where possible.

Page 58 – We are subject to risks associated with any Credit Facility

45. The disclosure states that the Company or a "wholly owned and consolidated subsidiary . . . may enter into one or more senior revolving credit facilities of the Company or any subsidiary." If the Company also may form or acquire a subsidiary that it will primarily control, please state so. If not, please disclose that the Company does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Company. Note that for these purposes, a subsidiary is "primarily controlled" by the Company if (a) the Company controls the entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the Company's control of the entity is greater than that of any other person.

46. With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Company and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:

    (a) Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

(b) Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, modified by Section 61) on an aggregate basis with the subsidiary.

(c) Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. *See* Item 25.2.k. of Form N-2.

(d) Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Please also identify the custodian of the subsidiary.

(e) Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder. Confirm to us that the financial statements of the subsidiary will be consolidated with those of the Company.

47. Please confirm that the wholly owned subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly owned subsidiary's expenses will be included in "Other Expenses" in the Company's fee table.

Page 59 – Our ability to sell investments held by any subsidiary that enters into a Credit Facility would be limited.

48. Disclosure in this paragraph states, "We expect that a Credit Facility would place significant restrictions on our ability, as servicer, to sell investments. As a result, there may be times or circumstances during which we would be unable to sell investments or take other actions that might be in our best interests." Please confirm that any material restrictions in your credit agreements impacting investment flexibility will be described in disclosure once known.

Page 63 - The liability of each of the Adviser . . . for its own account.

49. In the second sentence please: (1) delete the term "primarily;" and (2)   revise "reckless disregard of the Adviser's duties under the Investment Advisory Agreement" to "reckless disregard of the Adviser's obligations and duties under the Investment Advisory Agreement." *See* Section 17(i) of 1940 Act. Please make conforming changes to the registration statement, including organizational documents thereto, as applicable.

Page 63 - Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited

50. Please confirm that each type of "financial commitment transaction" the Company will use as part of its strategy is explained in the disclosure at an appropriate location in plain English, including attendant risks (*e.g.*, if the Company will make capital commitments that are unfunded, please state as much in plain English).

Page 70 - Our failure to make follow-on investments in our portfolio could impair the value of our portfolio

51. The second bullet indicates the Company may investment in "convertible securities." If the Company expects to invest in contingent convertible securities ("CoCos"), the Company should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (*e.g.*, the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in CoCos.

Page 92 - Organizational and Offering Expenses

52. Please add concise and detailed disclosure explaining this reimbursement arrangement and specify the "third-party costs" referred to in the first sentence. Also, file as an exhibit to the registration statement the governing document for this arrangement. Additionally, disclose if applicable that the common unitholders ultimately bear the costs of these reimbursement expenses.

Page 93 - ITEM 4. SECURITY OWNERSHIP . . . OWNERS AND MANAGEMENT

53. Please clarify the purpose of the table's footnote with an asterisk as the asterisk does not appear in the table.

Page 94 - Executive Officers Who Are Not Directors

54. For each officer, please add to the chart, their respective term of office as officer and the periods during which each officer has served as such. *See* Item 5 of Form 10 and Item 401(b) of Regulation S-K.

Page 110 – Management of the Company

55. Disclosure, by stating that the "members of the Investment Team will generally devote such time as Morgan Stanley, in its sole discretion, deems necessary to carry out our operations effectively," suggests that Morgan Stanley governs the Investment Team. If this is so, please clarify disclosure in other sections of the registration statement indicating the Investment Team is the "Adviser's Investment Team." Please clarify the relationships between Investment Team,

the Investment Committee, and the Company's portfolio management team. Please explain in the disclosure how the Company has a portfolio management team in compliance with Item 9 of Form N-2.

Page 114 - ITEM 9.   Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

56. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K, (*i.e.*, the amount of units that could be sold pursuant to Rule 144 under the Securities Act).

Page 115 Distribution Reinvestment Plan

57. In the second paragraph, the first sentence states that in order for a unitholder to "'opt-out' of the DRIP" the unitholder must notify certain parties in writing and that notice must be "received . . . no later than ten days prior to the record date for a distribution to common unitholders in order to receive such distribution in cash." Please disclose how the Company will inform unitholders of a record date.

58. Please clarify the disclosure stating the "DRIP administrator's fees under the plan will be paid by us." Please *see* Item 10.1.e of Form N-2, which requires registrants with dividend reinvestment plans to describe the material aspects of any such plan, including, but not limited to, the type and amount of fees, commissions, and expenses payable by participants in connection with the plan. *See Id* at (8).   Also, if the common unitholders indirectly bear any fee arising from the DRIP, state as much in plain English and disclose where in the Company's fee table such fees are included.

59. Please confirm to us there are no DRIP fee charges that should be disclosed in the Shareholder Transaction Expenses section in a separate caption. *See* Instruction 4 to Item 3 of Form N-2.

60. Please tell us what document reflects the DRIP administrator's fees. We note that the "Distribution Reinvestment Plan" filed as Exhibit 10.6 in Item 15 states on page 2, the "Plan Administrator's service fee, if any, and expenses for administering the Plan shall be paid for by the Company," but discloses no actual fee amount.

Page 117 – Agreement to be Bound by the LLC Agreement; Power of Attorney

61. First sentence refers to "each investor *accepted* by the Company." (Emphasis added.) Please disclose the circumstances under which an investor would not be accepted by the Company.

Page 122 - Exhibits

62. As applicable, please file the actual agreements as exhibits, not "forms of" the agreements.

Exhibit 3.3
First Amended and Restated Limited Liability Company Agreement of the Company dated
as of March 9, 2023

Article 13-Adminstrative Provisions, Section 13.6(e)-Submission to Jurisdiction;
Venue; Waiver of Jury Trial

63. Please revise Section 13.6(3) to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus this provision and corresponding risks of such a provision even as to non-federal securities law claims (*e.g.*, that Unitholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

64. Please disclose in an appropriate location in the registration that investors waive their right to a jury trial under Article 13, Section 13.6(e) of the First Amended and Restated Limited Liability Company Agreement.

ACCOUNTING COMMENTS

Page 20 – Warehouse Transaction

1. Please explain in correspondence if the registrant considered the disclosure requirements in Regulation S-X 6-11.

Page 22-Investment Advisory Agreement

2. Please confirm in correspondence whether the management fee will be accrued under the terms disclosed and recorded as a liability to the funds. Please additionally confirm how often the management fee will be paid.

Page 32-33 - Senior Securities

3. Please confirm in correspondence whether there are any plans to incur leverage during the first year of operations as a BDC.

Pages F-7-F-8 - Agreements and Related Party Transactions

4. There does not appear to be a discussion of the Adviser's ability to waive or defer fees as is discussed in the Investment Advisory Agreement (Exhibit 10.1) anywhere in the disclosure

except for a brief mention on page 22 under the Investment Advisory Agreement heading. The Investment Advisory Agreement states on page 7:

> (c) <u>Waiver or Deferral of Fees</u>.
>
> The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any calendar quarter or year shall be deferred without interest and may be paid over in any such other quarter prior to the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

5. The disclosure describing the Expense Support and Conditional Reimbursement Agreement appears to be missing information from the Investment Advisory Agreement. Page 89 of the registration statement, under the heading "Expense Support Agreement," properly includes the language from the Agreement:

> No Reimbursement Payment for any calendar month will be made if our Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The 'Operating Expense Ratio' is calculated by dividing all of the Company's operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies, less organizational and offering expenses, base management and incentive fees owed to the Adviser and interest expense, by the Company's average net assets.

GENERAL COMMENTS

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

Sincerely,

/s/ Kimberly A. Browning
Senior Counsel
Disclosure Review Office

cc: Thankam Varghese, Branch Chief
        Christian Sandoe, Assistant Director
        Melissa McDonough, Staff Accountant